Exhibit 99.1

Lumenis Ltd. Announces Pricing of Its Initial Public Offering

YOKNEAM, Israel, February 27, 2014 – Lumenis Ltd. today announced the pricing of its initial public offering of 6,250,000 ordinary B shares at a price of $12.00 per share. In addition, the underwriters have been granted a 30-day option to purchase up to an additional 937,500 ordinary B shares from the selling shareholders at the initial public offering price.

The ordinary B shares are expected to begin trading on the NASDAQ Global Select Market under the ticker symbol "LMNS" beginning on February 27, 2014. The offering is expected to close on March 4, 2014, subject to customary closing conditions.

The Company expects to receive net proceeds from the offering of approximately $67.0 million, after deducting underwriting discounts and estimated offering expenses. The Company intends to use the net proceeds from the offering for its operations and for other general corporate purposes, including working capital requirements, capital expenditures, investments, research and development, product development and sales and marketing expenditures.

Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Jefferies LLC are acting as joint book-running managers for the offering. Wells Fargo Securities, LLC is acting as co-manager.

This offering is being made solely by means of a prospectus, copies of which may be obtained from Goldman, Sachs & Co., via telephone: (866) 471-2526; facsimile: (212) 902-9316; email: prospectus-ny@ny.email.gs.com; or standard mail at Goldman, Sachs & Co., Attn.: Prospectus Department, 200 West Street, New York, NY, 10282; Credit Suisse Securities (USA) LLC, via telephone: (800) 221-1037; email: newyork.prospectus@credit-suisse.com; or standard mail at Credit Suisse Securities (USA) LLC, Attn.: Prospectus Dept., One Madison Avenue, New York, NY 10010; and Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY 10022; telephone: 877-547-6340; email: Prospectus_Department@Jefferies.com.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Lumenis Ltd.

Lumenis is a global leader in the field of minimally-invasive clinical solutions for the surgical, ophthalmic and aesthetic markets, and has developed and commercialized innovative energy-based technologies, including laser, intense pulsed light (IPL) and radio-frequency (RF) technologies.